Exhibit 99.1

A Response to Recent Shareholder Activity and the General Meeting

Waltham, Mass., Dec. 14, 2022 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, published the following:

From 2020 into 2021, the management of Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”) raised $1.5 billion of capital. Based on prudent financial stewardship, the Company is entering 2023 – a year that is expected to be difficult for the global economy and challenging for any company in our line of business – with strong and robust capital and other assets, ready to capture market opportunities.

The trust that Nano Dimension has won from investors was created based on a unique vision and proven leadership experience. The capital raised is perhaps the clearest reflection of that trust.

With that said, Nano Dimension’s capital has become a target and temptation for entities with an interest in taking over the Company for their business or personal needs. Their actions suggest they have the intention of dismantling the Company.

We, Nano Dimension management, are aware of this and will protect the Company from any attempt to harm or impose measures that are not in the best of the Company and its shareholders. In the coming months, there may be further attempts to interrupt the Company’s conduct of business with the intention of inhibiting the Company’s ability to execute on its vision and strategy. Such attempts may be made based on the interests of specific shareholders and competitors, who are more focused on seizing Nano Dimension’s capital for their own benefit and their business affairs.

A special general meeting of shareholders (the “Meeting”) was completed yesterday. The results of the meeting were reported on the Company’s Report on Form 6-K filing with the Securities and Exchange Commission.

When the Meeting was called, a shocking smear campaign was launched, which we believe was designed to harm the Company and its managers. We believe that this was as a pre-emptive tactic to justify the sought takeover of Nano Dimension’s assets by a small entity, which itself has a history of trouble with regulators and authorities in the USA.

As a next step in the entity’s campaign, they filed for an injunction to hold up the Meeting; thus, holding up efforts for all shareholders to rightly express their own views in a proper governance forum. The Israeli district court, where this injunction effort was launched, quickly dismissed the motion.

Naturally, as a shareholder minded company, the results of the vote will be respected. Furthermore, Nano Dimension will continue to execute on its vision through its M&A initiatives, R&D programs, and business development plans. These efforts have already yielded results, and we expect this to be more of the case in 2023 as we foresee notable opportunities in the industry that will enhance and expand Nano Dimension business - with strong and robust capital and other assets – and therefore benefit its shareholders.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to disrupt electronics and mechanical manufacturing with an environmentally friendly & economically efficient electronics and precision additive manufacturing Industry 4.0 solution - transforming digital designs into functioning electronic and mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we use forward looking statements when we discuss the strength of its capital and assets as well as readiness to capture market opportunities, its ability to continue to execute on its vision through its M&A initiatives, R&D programs, and business development plans in 2023 and beyond and potential benefits to its shareholders. . Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses reliance by the Company’s customers on DragonFly IV and other leading solutions to advance innovation in a way that other means of electronics manufacturing cannot do, the ability of 3D electronics to shorten customers’ development cycles and the uniqueness and essential properties of the Company’s technology and solutions. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com